UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Smith Micro Software, Inc.

(Name of Issuer)

Common Stock $0.001 par value per share

(Title of Class of Securities)

832154207

(CUSIP Number)

January 9, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 832154207

1.	Names of Reporting Persons. ISM CONNECT, LLC
2.	Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Nevada, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 2,699,531
	6.	Shared Voting Power
	7.	Sole Dispositive Power: 2,699,531
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,699,531
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 8.72%[1]
12.	Type of Reporting Person (See Instructions): OO

[1]

Based on 28,266,914 shares of common stock outstanding as of November 20, 2018 as reported by the issuer in 424 Prospectus filed on December 7, 2018, plus 2,699,531 shares of common stock issued by the issuer as reported in Form 8-K filed on January 11, 2019.

Page 2 of 7 pages

CUSIP No. 832154207

1.	Names of Reporting Persons. MAURICE J. GALLAGHER, JR.
2.	Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 2,699,531
	6.	Shared Voting Power
	7.	Sole Dispositive Power: 2,699,531
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,699,531
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 8.72%[2]
12.	Type of Reporting Person (See Instructions): IN

[2]

Based on 28,266,914 shares of common stock outstanding as of November 20, 2018 as reported by the issuer in 424 Prospectus filed on December 7, 2018, plus 2,699,531 shares of common stock issued by the issuer as reported in Form 8-K filed on January 11, 2019.

Page 3 of 7 pages

SCHEDULE 13G

Item 1.

(a)	The name of the issuer is Smith Micro Software, Inc., a Delaware corporation (the “Company”).

(b)	The Company’s principal executive offices are located at 1 Columbia, Aliso Viejo, CA 92656.

Item 2.

(a)	This Schedule 13G is filed on behalf of ISM CONNECT, LLC (“ISM Connect”) and MAURICE J. GALLAGHER, JR. (“Mr. Gallagher”) (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 1980 Festival Plaza Drive, Suite 770, Las Vegas, Nevada 89135.

(c)	ISM Connect is a limited liability company organized in the State of Nevada, United States of America. Mr. Gallagher is a United States citizen.

(d)	The class of securities being reported on hereunder is the Common Stock, par value $0.001 per share, of the Company (the “Common Stock”).

(e)	The CUSIP number of the Common Stock is 832154207.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E); (f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(f)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(g)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(h)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(i)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Mr. Gallagher is the majority shareholder of ISM Connect.

The Company’s Prospectus filed pursuant to Rule 424(b)(3) filed with the Securities and Exchange Commission on December 7, 2018, reports that the total number of outstanding shares of Common Stock as of November 20, 2018 was 28,266,914, and the Company’s Form 8-K filed on January 11, 2019 reports an additional 2,699,531 shares of common stock issued by the issuer, for a total of 30,966,445 shares. The percentage set forth on row (11) of the cover page for each Reporting Person is based on the Company’s total number of outstanding shares of Common Stock

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Page 5 of 7 pages

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10. Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2019

ISM CONNECT, LLC

By:	/s/ Ryan Owen
Ryan Owen, President

/s/ Maurice J. Gallagher, Jr.
MAURICE J. GALLAGHER, JR.

Page 6 of 7 pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of March 11, 2019

ISM CONNECT, LLC

By:	/s/ Ryan Owen
Ryan Owen, President

/s/ Maurice J. Gallagher, Jr.
MAURICE J. GALLAGHER, JR.

Page 7 of 7 pages